

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 1, 2008

Mr. Terry McConnaughey
President and Director
Silver Butte Company
520 Cedar Street
Sandpoint, ID 83864

> **Re: Silver Butte Company**
> **Item 4.01 Form 8-K/A**
> **Filed November 26, 2008**
> **File No. 001-05790**

Dear Mr. McConnaughey:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief